UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 24, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer

Banco Santander (Brasil) S.A.

9M13 BR GAAP Results

October 24th, 2013

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.
We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Important: On December 13, 2012, CVM Resolution 695 approved Technical Pronouncement CPC 33, which deals with employee benefits, (mainly pension plans) in compliance with the changes in International Accounting Standards 19. This pronouncement became effective in January 2013, with a retroactive effect in the balance sheet and financial statement of 2012. This new accounting practice implies basically the full recognition of actuarial losses (actuarial deficit) not recognized so far under liabilities against equity and, besides, the effects over the earnings results. These changes are reflected : slides 8, 9, 15, 16, 17, 24, 25, 26, 27 and 29.

TABLE OF CONTENTS

MACROECONOMIC SCENARIO

GDP (Y-o-Y growth %)


7.5
2.7
0.9
2.5
2.2
2010
2011
2012
2013e
2014e

Interest Rate – Selic (%)


10.75
11.00
7.25
10.00
10.25
2010
2011
2012
2013e
2014e

Inflation (IPCA %)


5.9
6.5
5.8
5.8
6.0
2010
2011
2012
2013e
2014e

Exchange Rate (R$ / US$)


1.67
1.88
2.04
2.25
2.40
2010
2011
2012
2013e
2014e

Source: Brazilian Central Bank, IBGE, Focus Research Forecast (October, 18).

TABLE OF CONTENTS

HIGHLIGHTS – 9M13

- Net profit of R$ 4.3 billion
- Expanded loan portfolio grows 11% and funding from clients increases 9%
- Revenues: fees and commissions grow 9% and NII decreases 8%
- Costs control, growing less than half of inflation
- In twelve months, NPL ratio over 90 days improves 66 bps and allowance for loan losses decreases 8%
- Balance sheet strength and liquidity
  - BIS Ratio: 20.7%
  - Coverage ratio: 151%
  - Loan to Funding from Clients: 106%

(*) All variations are in twelve months, except when it is mentioned.

TABLE OF CONTENTS

RESULTS


R$ MM
-6.8%
-0.2%
-8.9%
1,509
909
600
3Q12
1,607
909
697
4Q12
1,519
909
609
1Q13
1,410
909
501
2Q13
1,407
909
497
3Q13
4,756
2,728
2,028
9M12
4,335
2,728
1,607
9M13
Accounting Profit
Goodwill

Profit/Share[1] In Reais

3Q12	4Q12	1Q13	2Q13	3Q13	9M12	9M13
1.59	1.69	1.60	1.48	1.48	1.67	1.52

(*) Accounting Net profit with reversal of 100% of goodwill amortization expenses.
1. Net profit (annualized) per Unit (50 Preferred Shares + 55 Common Shares)

Santander

RESULTS

R$MM

Managerial Profit[1]	9M13	9M12	Var. (%) 12M	Var. (%) 3M
Net Interest Income	22,616	24,567	-7.9%	1.1%
Fee and Commission Income	7,828	7,159	9.3%	-0.5%
Allowance for Loan Losses	(9,272)	(10,126)	-8.4%	-15.7%
General Expenses[2]	(11,984)	(11,710)	2.3%	2.7%
Tax Expenses	(2,339)	(2,352)	-0.6%	4.6%
Other Income/Expenses[3]	(2,048)	(2,407)	-14.9%	84.1%
PROFIT BEFORE TAXES	4,802	5,131	-6.4%	0.5%
Income Tax and Social Contribution	(282)	(290)	-2.8%	63.1%
Minority Interest	(185)	(85)	118.3%	-49.6%
MANAGERIAL NET PROFIT	4,335	4,756	-8.9%	-0.2%

1. Excludes 100% of the goodwill amortization expense and tax hedge effect, and considers credit recovery reclassification. 2. Administrative expenses exclude 100% of the goodwill amortization expense, and personnel expenses includes profit sharing
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries

Santander

RESULTS - NET INTEREST INCOME

Net Interest Income Breakdown[1]

R$ MM


-7.3%
1.1%
-7.9%
8,111
7,813
7,658
7,438
7,521
24,567
22,616
1,609
1,512
1,675
1,523
1,734
5,214
4,932
194
200
174
188
223
650
585
6,308
6,101
5,809
5,728
5,563
18,704
17,100
3Q12
4Q12
1Q13
2Q13
3Q13
9M12
9M13
Credit
Deposits
Others²

NII with Clients and Interest Rates

Interest Rate (Quarter average) – Selic


3Q12
4Q12
1Q13
2Q13
3Q13
7.8 %
7.2 %
7.1%
7.5%
8.5%
12.2%
11.6%
11.3%
10.8%
10.1%
12.4%
10.7%
Credit Spread (%)
0.6%
0.7%
0.6%
0.6%
0.7%
0.7%
0.6%
Deposit Spread (%)
3Q12
4Q12
1Q13
2Q13
3Q13
9M12
9M13

1. Excludes the tax hedge effect and credit recovery
2. Includes Gains (Losses) on financial transactions and other net interest incomes.

LOAN PORTFOLIO

Expanded Portfolio



R$ Billion
11.2%
2.3%
245.4
256.0
256.8
266.7
272.8
Sep.12
Dec.12
Mar.13
Jun.13
Sep.13

Segment Breakdown

R$MM	Sep.13	Sep.12	12M (%)	3M (%)	Share Loan Port. in Sep/13
Individuals	73,773	69,388	6.3%	2.1%	33%
Consumer Finance	36,747	36,340	1.1%	-0.7%	17%
SMEs	34,398	34,824	-1.2%	-3.3%	15%
Corporate	77,153	66,782	15.5%	5.4%	35%
Total	**222,071**	**207,334**	**7.1%**	**1.8%**	**100%**
Other transactions[1]	50,720	38,077	33.2%	4.2%	
Expanded Portfolio	**272,790**	**245,411**	**11.2%**	**2.3%**	

1. Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and acquiring activities related assets and guarantees.

Santander

CREDIT INDICATORS

NPL from 15 to 90 days[1]


7.0%
6.7%
6.8%
6.4%
6.8%
5.0%
4.9%
4.9%
4.5%
4.7%
3.2%
3.1%
3.1%
2.7%
2.8%
Sep.12
Dec.12
Mar.13
Jun.13
Sep.13

NPL Over 90 days[2]


7.7%
7.8%
8.0%
7.1%
6.0%
5.1%
5.5%
5.8%
5.2%
4.5%
2.7%
3.3%
3.8%
3.5%
3.1%
Sep.12
Dec.12
Mar.13
Jun.13
Sep.13

Corporate Individuals Total

1. Non-performing loans from 15 to 90 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

ALLOWANCE FOR LOAN LOSSES


5.6%
5.2%
5.6%
5.2%
4.3%
6.0%
5.0%
-16.4%
-15.7%
-8.4%
3,228
3,096
3,371
3,202
2,698
10,126
9,272
3,607
3,601
3,716
3,650
3,534
11,390
10,900
(380)
(505)
(345)
(448)
(836)
(1,264)
(1,629)
3Q12
4Q12
1Q13
2Q13
3Q13
9M12
9M13
Gross Allowance for Loan Losses
Income from recovery of written off loans
Credit Cost¹

1. Credit Cost: Annualized allowance for Loan Losses / Average credit portfolio of the period including guarantees.

FEES AND COMMISSION INCOME

Total[1]


7.1%
-0.5%
2,441
2,522
2,586
2,628
2,614
3Q12
4Q12
1Q13
2Q13
3Q13

Breakdown of Fee and Commission Income

R$ Million	9M13	9M12	YoY (%)	QoQ (%)
Asset Management[2]	911	969	-6.0%	3.8%
Current Account	1,332	1,190	11.9%	2.2%
Lending Operations	638	798	-20.1%	-4.7%
Insurance	1,295	1,123	15.3%	-1.0%
Cards[3]	2,298	1,911	20.3%	3.7%
Collection Services[4]	590	532	11.0%	5.1%
Securities Brokerage and Placement	354	284	24.7%	-34.0%
Others	410	352	16.3%	-6.6%
TOTAL	**7,828**	**7,159**	**9.3%**	**-0.5%**

1. Includes fee and commission income
2. Includes income from funds and consortia
3. Includes acquiring services. 4. Includes collection and bill

GENERAL EXPENSES

General Expenses

R$ Million


2.2%
2.7%
4,013
4,132
3,891
3,992
4,101
452
442
455
467
396
1,835
1,850
1,753
1,735
1,807
1,727
1,840
1,683
1,789
1,898
3Q12
4Q12
1Q13
2Q13
3Q13
Administrative
Personnel¹
Depreciation and Amortization²

Breakdown of Expenses

R$ Million	9M13	9M12	YoY (%)	QoQ (%)
Administrative	5,371	5,013	7.1%	6.1%
Personnel[1]	5,295	5,448	-2.8%	4.2%
Subtotal	**10,665**	**10,461**	**1.9%**	**5.1%**
Depreciation and Amortization[2]	1,318	1,249	5.6%	-15.3%
Total	**11,984**	**11,710**	**2.3%**	**2.7%**

1. Personnel expenses include profit sharing
2. Exclude 100% of the goodwill amortization expense

Santander

RATIOS

Efficiency Ratio[1] (%)


45.0%
46.0%
48.9%
43.5%
46.4%
3Q12
2Q13
3Q13
9M12
9M13

Recurrence[2] (%)


60.8%
65.8%
63.7%
61.1%
65.3%
3Q12
2Q13
3Q13
9M12
9M13

ROAA[3] (%)


1.4%
1.3%
1.2%
1.5%
1.3 %
3Q12
2Q13
3Q13
9M12
9M13

ROAE[4] (%)


12.3%
10.9%
10.6%
13.0%
11.1%
3Q12
2Q13
3Q13
9M12
9M13

1. General Expenses / (NII + Fees and Commission Income + Tax Expenses + Other Oper. Income (expense)). 2. Fee and Commission Income / General Expenses. 3. Return on average asset excluding goodwill (annualized). 4. Return on average equity excluding goodwill (annualized).

ASSETS AND EQUITY

Assets[1] – R$ Billion



5.7%
-0.4 %
431
457
455
Sep.12
Jun.13
Sep.13

Equity[1] – R$ Billion



7.9%
1.3%
49.5
52.8
53.5
Sep.12
Jun.13
Sep.13

1. Excludes 100% of the goodwill, that in Sep/12 was R$ 14 billion, Jun/13 R$ 11 billion and Sep/13 R$ 10 billion.

RATIOS

Coverage Ratio over 90 days[1]


136.4%
132.1%
150.9%
Sep.12
Jun.13
Sep.13

BIS Ratio[2]


22.1%
21.5%
20.7%
1.7%
1.2%
0.8%
20.4%
20.3%
19.9%
Sep.12
Jun.13
Sep.13
Tier I
Tier II

1. Allowance for loan losses / (non-performing loans over 90 days)
2. BIS Ratio as of Brazilian Central Bank, which includes goodwill. Excluding the goodwill: 18.6% in Sep/12, 18.7% in Jun/13 and 18.2% in Sep/13 .

Santander

FUNDING

R$ Billion	Sep.13	Sep.12	YoY%	QoQ%
Demand Deposits + Savings Deposits	45.7	37.7	21.2%	7.0%
Time Deposits + Debentures[1]	135.3	129.6	4.4%	2.6%
Treasury Notes (*Letras Financeiras)*	28.6	25.3	13.4%	-5.6%
Funding From Clients - on balance (A)	**209.6**	**192.5**	**8.9%**	**2.3%**
(-) Reserve Requirements	(35.4)	(38.3)	-7.4%	8.8%
Borrowing and Onlendings	10.6	9.5	10.7%	9.3%
Subordinated Debt	8.7	11.7	-25.7%	-3.9%
Offshore Funding	35.1	28.0	25.7%	-1.6%
Total Funding – on balance (B)	**228.6**	**203.4**	**12.4%**	**0.8%**
Assets Under Management[2]	144.2	134.1	7.6%	-0.1%
Total Funding + AUM	**372.8**	**337.5**	**10.5%**	**0.4%**
Total Credit (C)	222.1	207.3	7.1%	1.8%
C/ B (%)	97%	102%		
C / A (%)	106%	108%		

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. According to the ANBIMA criterion.

Santander

TABLE OF CONTENTS

FINAL REMARKS – 9M13

- Net profit of R$ 4.3 billion
- Expanded loan portfolio grows 11% and funding from clients increases 9%
- Revenues
  - Fees and Commission income: +9%
  - Net interest income: -8%
- Costs control, growing less than half of inflation
  - General expenses: +2%
- In twelve months, NPL ratio over 90 days improves 66 bps and allowance for loan losses decreases 8%
- Balance sheet strength and liquidity
  - BIS Ratio: 20.7%
  - Coverage ratio: 151%
  - Loan to Funding from Clients: 106%

(*) All variations are in twelve months, except when it is mentioned.

TABLE OF CONTENTS

Annexes – BR GAAP

RESULTS

Managerial[1] (R$ million)

Managerial Financial Statement	9M13	9M12	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**22,616**	**24,567**	**(1,951)**	**-7.9%**
Allowance for Loan Losses	(9,272)	(10,126)	855	-8.4%
NET INTEREST INCOME AFTER LOAN LOSSES	**13,345**	**14,441**	**(1,096)**	**-7.6%**
Fee and Commission Income	7,828	7,159	669	9.3%
General Expenses	(11,984)	(11,710)	(274)	2.3%
Personnel Expenses + Profit Sharing	(5,295)	(5,448)	153	-2.8%
Administrative Expenses[2]	(6,689)	(6,262)	(427)	6.8%
Tax Expenses	(2,339)	(2,352)	13	-0.6%
Other Income (Expenses)[3]	(2,048)	(2,407)	359	-14.9%
INCOME BEFORE TAXES	**4,802**	**5,131**	**(329)**	**-6.4%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(282)	(290)	8	-2.8%
MINORITY INTEREST	(185)	(85)	(100)	118.3%
NET PROFIT	**4,335**	**4,756**	**(421)**	**-8.9%**

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries

RESULTS

Managerial[1] – Quarterly (R$ million)

Managerial Financial Statement	3Q12	4Q12	1Q13	2Q13	3Q13
NET INTEREST INCOME	**8,111**	**7,813**	**7,658**	**7,438**	**7,521**
Allowance for Loan Losses	(3,228)	(3,096)	(3,371)	(3,202)	(2,698)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,883**	**4,717**	**4,287**	**4,236**	**4,822**
Fee and Commission Income	2,441	2,522	2,586	2,628	2,614
General Expenses	(4,013)	(4,132)	(3,891)	(3,992)	(4,101)
Personnel Expenses + Profit Sharing	(1,835)	(1,850)	(1,753)	(1,735)	(1,807)
Administrative Expenses[2]	(2,178)	(2,282)	(2,138)	(2,257)	(2,294)
Tax Expenses	(778)	(786)	(750)	(776)	(812)
Other Income (Expenses)[3]	(861)	(666)	(631)	(499)	(918)
INCOME BEFORE TAXES	**1,673**	**1,654**	**1,600**	**1,597**	**1,605**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(128)	(6)	(38)	(93)	(151)
MINORITY INTEREST	(36)	(41)	(43)	(94)	(48)
NET PROFIT	**1,509**	**1,607**	**1,519**	**1,410**	**1,407**

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

Santander

BALANCE SHEET

Assets (R$ million)

Assets	Sep-12	Dec-12	Mar-13	Jun-13	Sep-13
Current Asset and Long-term Assets	**421,117**	**426,108**	**426,550**	**446,974**	**444,978**
Cash and Cash Equivalents	4,522	4,742	5,256	4,534	5,906
Interbank Investments	40,609	36,771	47,250	44,342	44,776
Securities and Derivative Financial Instrument	63,563	76,832	71,830	77,534	71,610
Interbank Accounts	40,081	34,517	34,004	34,317	38,298
Interbranch Accounts	1	2	1	1	1
Lending Operations	192,812	197,370	196,434	203,059	207,112
- Lending Operations	207,334	211,959	211,703	218,053	222,071
- Lending Operations Related to Assignment	-	-	47	38	31
- Allowance for Loan Losses	(14,522)	(14,589)	(15,317)	(15,033)	(14,990)
Other Receivables	77,991	74,258	70,154	81,408	75,500
Other Assets	1,538	1,617	1,621	1,779	1,775
Permanent Assets	**23,286**	**22,860**	**22,051**	**21,076**	**20,430**
Investments	40	40	45	115	122
Fixed Assets	5,257	5,602	5,752	5,886	6,125
Intangibles	17,989	17,218	16,254	15,076	14,183
- Goodwill	26,172	26,172	26,241	26,240	26,245
- Others	(8,182)	(8,954)	(9,987)	(11,164)	(12,062)
Total Assets	**444,404**	**448,968**	**448,601**	**468,050**	**465,408**
Total Assets (excluding goodwill)	**430,557**	**436,031**	**436,503**	**456,863**	**455,125**

BALANCE SHEET

Liabilities and Equity (R$ million)

Liabilities and Equity	Sep-12	Dec-12	Mar-13	Jun-13	Sep-13
Current Liabilities and Long-Term Liabilities	**380,218**	**384,466**	**384,184**	**402,912**	**400,424**
Deposits	122,426	126,545	122,776	126,147	130,433
Demand Deposits	11,966	13,457	12,717	13,385	14,420
Saving Deposits	25,727	26,857	27,915	29,293	31,259
Interbank Deposits	2,990	3,392	3,474	3,604	3,755
Time Deposits	81,743	82,839	78,669	79,865	80,999
Money Market Funding	73,139	72,529	79,663	78,871	77,794
Funds from Acceptance and Issuance of Securities	51,622	56,294	58,498	64,956	63,758
Interbank Accounts	1,560	19	1,710	1,414	2,428
Interbranch Accounts	795	2,002	1,261	984	1,344
Borrowings	15,474	16,001	16,024	16,976	17,460
Domestic Onlendings - Official Institutions	9,395	9,385	9,737	9,559	10,465
Foreign Onlendings	45	41	27	29	19
Derivative Financial Instruments	5,284	5,205	4,132	5,713	5,505
Other Payables	100,479	96,446	90,355	98,262	91,218
Deferred Income	219	222	275	252	298
Minority Interest	594	829	912	924	947
Equity	63,372	63,452	63,230	63,963	63,740
Total Liabilitities and Equity	**444,404**	**448,968**	**448,601**	**468,050**	**465,408**
Equity (excluding goodwill)	**49,526**	**50,514**	**51,133**	**52,776**	**53,457**

BALANCE SHEET

Loan Portfolio by Product[1]

R$ Million	Sep.13	Sep.12	Var. YoY	Jun.13	Var. QoQ
Individuals					
Leasing / Auto Loans (*)	3,099	2,539	22.1%	2,986	3.8%
Credit Card	15,577	14,717	5.8%	15,108	3.1%
Payroll Loans	14,432	15,034	-4.0%	14,808	-2.5%
Payroll Loans originated by the bank	13,733	13,487	1.8%	13,864	-0.9%
Acquired Portfolio	699	1,547	-54.8%	944	-26.0%
Mortgage	14,400	10,919	31.9%	13,378	7.6%
Agricultural Loans	2,841	2,177	30.5%	2,672	6.3%
Personal Loans / Others	23,425	24,003	-2.4%	23,306	0.5%
Total	**73,773**	**69,388**	**6.3%**	**72,258**	**2.1%**
Consumer Finance	**36,747**	**36,340**	**1.1%**	**37,021**	**-0.7%**
Corporate					
Leasing / Auto Loans	3,500	3,530	-0.9%	3,568	-1.9%
Real Estate	9,108	7,424	22.7%	8,205	11.0%
Trade Finance	18,827	16,354	15.1%	17,819	5.7%
On-lending	8,985	7,867	14.2%	8,103	10.9%
Agricultural Loans	2,208	1,785	23.7%	2,511	-12.1%
Working Capital / Others	68,923	64,646	6.6%	68,567	0.5%
Total	**111,551**	**101,606**	**9.8%**	**108,774**	**2.6%**

(*) Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 33,138 MM in Sep13, R$ 32,743 MM in Sep12 and R$ 33,122 MM in Jun13.

1. Individuals and corporate loan portfolios do not include consumer finance loan portfolio.

Santander

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	9M13	9M12
NET PROFIT - BR GAAP	1,607	2,028
Reversal of Goodwill Amortization	2,728	2.728
MANAGERIAL NET PROFIT - BR GAAP	4,335	4,756
Impairment on Loans and Receivables	1	(9)
PPA Amortization	(52)	(43)
Others	121	(31)
NET PROFIT - IFRS	4,405	4,672

SANTANDER ACQUIRING

In 9M13:

- Revenues increase **73%** in the last 12 months

Santander Acquiring		9M12	9M13	9M13 vs. 9M12
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 10,557 ▪ 91.9	▪ 18,003 ✓ 152.2	▪ 71% ✓66%
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 6,195 ▪ 114.0	▪ 11,010 ✓195.9	▪ 78% ✓72%
TOTAL	Revenues (R$ MM) Transactions (MM)	▪16,752 ▪ 205.9	▪ 29,013 ✓ 348.2	▪ 73% ✓69%

- Market Share reached 5.3% in September 2013
- Presence in all Brazilian states.

CREDIT INDICATORS

NPL Over 60 days[1]


9.4%
9.3%
9.3%
8.4%
7.2%
6.3%
6.6%
6.8%
6.2%
5.4%
3.3%
4.0%
4.4%
4.1%
3.7%
Sep.12
Dec.12
Mar.13
Jun.13
Sep.13

NPL Over 90 days[2]


7.7%
7.8%
8.0%
7.1%
6.0%
5.1%
5.5%
5.8%
5.2%
4.5%
2.7%
3.3%
3.8%
3.5%
3.1%
Sep.12
Dec.12
Mar.13
Jun.13
Sep.13
Corporate
Individuals
Total

1. Non-performing loans over 60 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

VINTAGE PERFORMANCE

Over 30 – Three months after the origination

Retail – Individuals[1]


180
160
140
120
100
80
60
40
20
0
100
94
91
99
99
96
80
69
67
59
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13

Retail - Corporate


180
160
140
120
100
80
60
40
20
0
100
89
100
95
125
125
88
66
55
46
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13

"Santander Financiamentos"


180
160
140
120
100
80
60
40
20
0
100
96
117
90
62
47
44
54
50
45
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13

(*) Charts in 100 basis.
1. Considers cards and overdraft.

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br